                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                AMREP Corporation
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    032159105
                         ------------------------------
                                 (CUSIP Number)


David P. Maniatis                           With a copy to:
7720 East Redfield Road                     Morris Orens, Esq.
Suite 8                                     Swidler Berlin Shereff Friedman, LLP
Scottsdale, Arizona  85260                  405 Lexington Avenue
(480) 991-2288                              New York, New York 10174
                                            (212) 973-0111
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 30, 2000
                           ---------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), (f) or (g), check the following: [ ].

Note: An EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.   032159105                                 Page  2  of     Pages
                                                          -----  -----
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
        Recorp Partners, Inc.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
     SHARES               15,000
  BENEFICIALLY     -------------------------------------------------------------
    OWNED BY       8      SHARED VOTING POWER
      EACH                0
   REPORTING       -------------------------------------------------------------
     PERSON        9      SOLE DISPOSITIVE POWER
      WITH                15,000
                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        15,000
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.24%**
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        CO
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS
** SEE ITEMS 4 AND 5

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  032159105                                     Page  3  of     Pages
                                                             -----  -----
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
        Greenplex Investments, L.L.C.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Arizona
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
     SHARES               272,626
  BENEFICIALLY     -------------------------------------------------------------
    OWNED BY       8      SHARED VOTING POWER
      EACH                0
   REPORTING       -------------------------------------------------------------
    PERSON         9      SOLE DISPOSITIVE POWER
     WITH                 272,626
                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        272,626
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.24**
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        OO
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS
** SEE ITEMS 4 AND 5

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  032159105                                     Page  4  of     Pages
                                                             -----  -----
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
        Rio Verde 120, LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Arizona
--------------------------------------------------------------------------------
  NUMBER OF       7      SOLE VOTING POWER
    SHARES               31,000
 BENEFICIALLY     --------------------------------------------------------------
   OWNED BY       8      SHARED VOTING POWER
     EACH                0
  REPORTING       --------------------------------------------------------------
   PERSON         9      SOLE DISPOSITIVE POWER
    WITH                 31,000
                  --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        31,000
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.24%**
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        OO
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS
** SEE ITEMS 4 AND 5

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  032159105                                       Page  5  of     Pages
                                                               -----  -----
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
        Steven S. Robson
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        PF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
--------------------------------------------------------------------------------
  NUMBER OF       7      SOLE VOTING POWER
    SHARES               61,000
 BENEFICIALLY     --------------------------------------------------------------
   OWNED BY       8      SHARED VOTING POWER
     EACH                0
  REPORTING       --------------------------------------------------------------
   PERSON         9      SOLE DISPOSITIVE POWER
    WITH                 61,000
                  --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        61,000
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.24%**
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS
** SEE ITEMS 4 AND 5

                                  SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER.

     This Amendment No. 1 relates to the Schedule 13D (the "Statement") filed on May 18, 2000 by Recorp Partners, Inc., a Delaware corporation ("Recorp Partners"), Greenplex Investments, L.L.C., an Arizona limited liability company ("Greenplex"), Rio Verde 120, LLC, an Arizona limited liability company ("Rio Verde") and Steven S. Robson ("Mr. Robson" and collectively, the "Reporting Persons") with respect to the common stock, par value $.10 per share (the "Common Stock"), of AMREP Corporation, an Oklahoma corporation (the "Company" or the "Issuer"), which has its principal executive office at 641 Lexington Avenue, Sixth Floor, New York, New York 10022. Unless otherwise specified, all capitalized terms herein have the meanings assigned to them in the Schedule.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. Item 3 is hereby amended in its entirety as follows:

     The shares of Common Stock described in this Statement were acquired by the Reporting Persons for approximately $2,546,819, of which: (i) approximately $1,607,570 was obtained from the working capital and personal funds of the Reporting Persons, (ii) approximately $232,273 was obtained through loans from Charles Schwab & Co., Inc. ("Schwab"), (iii) approximately $182,098 was obtained through loans from A.G. Edwards & Sons, Inc. ("A.G. Edwards") and (iv) $524,878 was obtained through a loan from a commercial bank. The loans from Schwab and A.G. Edwards conform with the Securities Exchange Act of 1934 and Regulation T of the Board of Governors of the Federal Reserve System.

ITEM 4. PURPOSE OF TRANSACTION. Item 4 is hereby supplemented as follows:

     By letter dated May 30, 2000, Mr. Maniatis and Mr. Robson made a new offer to acquire the Company for $9.00 per share in a cash merger. A copy of the offer is attached hereto as Exhibit 5.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER. Item 5 is hereby amended and supplemented as follows:

     (a) Mr. Robson is the beneficial owner of 61,000 shares of Common Stock (representing 0.84% of the outstanding shares of Common Stock).

     Greenplex is the beneficial owner of 272,626 shares of Common Stock (representing 3.77% of the outstanding shares of Common Stock). Such shares may be deemed to be indirectly owned by the Trust, in its capacity as the owner of a 99.98% interest in Greenplex, and by Mr. Maniatis as the sole beneficiary of the Trust.

     Rio Verde is the beneficial owner of 31,000 shares of Common Stock (representing 0.43% of the outstanding shares of Common Stock). Such shares may be deemed to be indirectly owned by First Trust Company of Onaga, N.A., as custodian for the IRA account of Eugenia L. Hoof (deceased), in its capacity as owner of an 83.6% interest in Rio Verde on behalf of Mr. Maniatis as the principal beneficiary.

     Recorp Partners is the beneficial owner of 15,000 shares of Common Stock (representing 0.21% of the outstanding shares of Common Stock). Such shares may be deemed to be indirectly owned by Mr. Maniatis as the sole shareholder of Recorp Partners.

     (c) Schedule A, attached hereto, lists the transactions in shares of Common Stock effected by the Reporting Persons during the past sixty (60) days.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS. Item 7 is hereby supplemented as follows:

     Exhibit 5: Letter dated May 30, 2000, to the board of directors of the Company

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  Greenplex Investments, L.L.C.

                                                  By: /s/ David P. Maniatis
                                                     ---------------------------
                       Date: May 31, 2000         Name: David P. Maniatis
                                                        Title: Manager

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          Rio Verde 120, LLC
                                          By: Recorp Management, Inc., Manager

                                          By: /s/ David P. Maniatis
                                             -----------------------------------
                   Date: May 31, 2000     Name: David P. Maniatis
                                          Title: Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              /s/ Steven S. Robson
                                              ----------------------------------
                        Date: May 31, 2000    Steven S. Robson

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Recorp Partners, Inc.


                                            By: /s/ David P. Maniatis
                                               --------------------------------
                    Date: May 31, 2000      Name: David P. Maniatis
                                            Title: President

                                   SCHEDULE A


         PARTY EFFECTING                                           NUMBER OF SHARES
         TRANSACTION (*)           DATE OF TRANSACTION             PURCHASED/(SOLD)             PRICE PER SHARE
------------------------------ ---------------------------- --------------------------- ----------------------------
             SSR                        03/14/00                            1,500                 4.9375
             SSR                        03/14/00                            3,500                 5.0000
             GPX                        03/28/00                            2,000                 5.4375
             GPX                        03/29/00                            6,000                 5.7500
             GPX                        03/29/00                            2,000                 5.6875
             GPX                        03/29/00                           10,000                 5.8125
             GPX                        04/26/00                            2,000                 4.8750
             GPX                        04/26/00                            2,000                 5.0000
             SSR                        04/26/00                           10,000                 5.0625
             SSR                        04/28/00                           15,000                 5.0000
             GPX                        04/28/00                           10,000                 5.0000
             GPX                        05/01/00                            1,000                 5.0625
             GPX                        05/02/00                            2,000                 6.1250
             GPX                        05/03/00                            2,000                 6.1250
             GPX                        05/04/00                            2,000                 6.1250
             GPX                        05/05/00                            4,000                 6.2500
             SSR                        05/05/00                            1,000                 6.1875
             SSR                        05/08/00                              200                 6.1875
             GPX                        05/08/00                              400                 6.3125
             GPX                        05/08/00                              900                 6.3750
             GPX                        05/08/00                            1,900                 6.3750
             GPX                        05/09/00                            2,000                 6.4375
             SSR                        05/09/00                            3,800                 6.3125
             GPX                        05/10/00                            1,000                 6.3125
             GPX                        05/11/00                            2,000                 6.4375
             GPX                        05/12/00                            5,000                 6.5000
             GPX                        05/12/00                            1,000                 6.6250
             GPX                        05/12/00                            3,000                 6.5625
             GPX                        05/17/00                            1,500                 6.4375
             GPX                        05/18/00                              800                 6.3750
             GPX                        05/18/00                            1,000                 6.5000
             GPX                        05/19/00                           12,000                 6.5625
             GPX                        05/30/00                            1,200                 6.3750


   *
   GPX  -  Greenplex Investments, L.L.C.
   SSR  -  Steven S. Robson